Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is made only by the Offer to Purchase, dated November 14, 2006, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares.  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Banc of America Securities LLC (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
Kos Pharmaceuticals, Inc.
at
$78.00 Net Per Share
by
Parthenon Acquisition Corp.
a Wholly Owned Subsidiary
of
Abbott Laboratories

Parthenon Acquisition Corp., a Florida corporation (the “Purchaser”) and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation (“Abbott”), offers to purchase all outstanding shares of common stock, par value $0.01 per share (including shares subject to vesting or other restrictions, the “Shares”), of Kos Pharmaceuticals, Inc., a Florida corporation (the “Company”), at a price of $78.00 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 12, 2006, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 5, 2006, as amended (the “Merger Agreement”), by and among Abbott, the Purchaser and the Company.  The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer and Abbott’s acquisition of all of the outstanding shares of Kos Investments, Inc. (“Kos Investments,” and such acquisition, the “Kos Investments Stock

Purchase”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).  The term “Minimum Tender Condition” is defined in Section 15 (“Certain Conditions of the Offer”) of the Offer to Purchase and generally requires that (A) the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer plus (B) if the Kos Investments Stock Purchase is consummated concurrently with or immediately subsequent to the Offer, the number of Shares held by Kos Investments and its subsidiaries, together represent at least a majority of the Fully Diluted Shares (as defined below).  However, if the Board of Directors of the Company (the “Kos Board”) withdraws or adversely modifies its recommendation of the Offer or the merger contemplated by the Merger Agreement (the “Merger”) in accordance with the Merger Agreement, the term “Minimum Tender Condition” requires, in addition to the foregoing, that holders of a majority of the Shares owned by shareholders other than Michael Jaharis and certain other shareholders related to or controlled by him have validly tendered and not withdrawn their Shares prior to the expiration of the Offer.  The term “Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities.  The Offer is also subject to other conditions as set forth in the Offer to Purchase.

Concurrently with the execution of the Merger Agreement, Abbott entered into a Shareholders Agreement, dated as of November 5, 2006, with Michael Jaharis, Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Cubs Management, LLC, Jaharis Holdings, LLC, Steven Jaharis Generational Trust, 2002 Mary Jaharis Grantor Retained Annuity Trust 2, Michael and Mary Jaharis Alaska Community Property Trust, Kathryn Jaharis and Richard Ledes Joint Account, the Jaharis Family Foundation, Inc. and Michael Steven Jaharis Trust 1 (collectively, the “Jaharis Shareholders”), and Kos Investments and Kos Holdings, Inc. (“Kos Holdings”).  In this agreement, the Jaharis Shareholders have agreed to accept the Offer and to tender in the Offer all shares of the Company beneficially owned by them, which represents approximately 35% of the Company’s outstanding shares.

In addition, concurrently with the execution of the Merger Agreement, Abbott entered into a Stock Purchase Agreement, dated as of November 5, 2006, with Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell and Steven K. Aronoff in order to effect the Kos Investments Stock Purchase.  Under this agreement, concurrently with the closing of the Offer, Abbott has agreed to purchase 100% of the outstanding shares of Kos Investments, which directly and through a wholly owned subsidiary, Kos Holdings, owns approximately 18% of the Shares.  The total purchase price for the Kos Investments Stock Purchase will equal the cash amount that would otherwise have been payable in the Offer for the Shares owned by Kos Investments minus any liabilities of Kos Investments.

The tender of Shares into the Offer by the Jaharis Shareholders, combined with the consummation of the Kos Investments Stock Purchase, will satisfy the Minimum Tender Condition unless the Kos Board has withdrawn or adversely modified its recommendation of the Offer.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation, wholly owned by Abbott.  Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Abbott or the Purchaser, all of which will be cancelled and retired and shall cease to exist and (ii) Shares owned by Kos Investments or Kos Holdings, all of which will be converted into a number of shares equal to the same percentage of the fully-diluted outstanding stock of the Company as the surviving corporation in the Merger as such Shares currently represent of the Fully Diluted Shares), will be converted into the right to receive $78.00 or any greater per Share price paid in the Offer in cash.

The Kos Board, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer.  Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment.  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, December 12, 2006, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that the Purchaser must, at the request of the Company, extend the Offer beyond the initial Expiration Date or any subsequent Expiration Date, if any of the conditions to its obligations to accept for payment and pay for the Shares is not satisfied or waived, for one or more consecutive increments of not more than five business days each.  In addition, the Merger Agreement provides that Purchaser shall, if the initial offering period has expired and if requested by the Company, make available a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) of not less than 10 business days, except that Purchaser shall not be so required if, prior to the commencement of such subsequent offering period, Abbott and the Purchaser directly or indirectly own more than 80% of the Fully Diluted Shares.  In addition, the Purchaser may, without the consent of the Company, (i) extend the Offer for one or more consecutive increments of not more than five business days each, if at any otherwise scheduled Expiration Date of the Offer any of the conditions to Purchaser’s obligation to purchase Shares is not satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or (iii) if the initial offering period has expired make available a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act.

Any extension, delay, termination, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement.  Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares except during the subsequent offering period.  Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 13, 2007.  If the initial offering period has expired and the Purchaser elects to include a subsequent offering period, Shares tendered during the subsequent offering period may not be withdrawn.  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase.  Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares.  If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act.  If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.  All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.  The Company has provided the Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares.  The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below.  Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent.  Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, NY 10004
Banks and Brokerage Firms, Please Call:
(212) 440-9800
Shareholders and All Others Call Toll-free
(866) 425-8129

The Dealer Manager for the Offer is:
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502 (Call Collect)
(888) 583-8900 ext. 8502 (Call Toll Free)

November 14, 2006